Rebecca Peters (650) 843-5248 rpeters@cooley.com	VIA EDGAR AND FEDEX

September 26, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Song P. Brandon
Mr. Jeffrey P. Riedler

RE:	Exelixis, Inc.
Form S-1 Registration Statement
File No. 333-152166

Ladies and Gentleman:

On behalf of Exelixis, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1, File No. 333-152166 (the “Registration Statement”). We are also sending copies of this letter and the Amendment, as well as copies that are marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2008, to the staff of the Commission (the “Staff”) in care of Ms. Brandon and Mr. Riedler.

The Amendment is being filed in response to the letter, dated September 15, 2008 (the “September 15 Letter”), received from the Commission with respect to the Registration Statement. Set forth below is the response to the Staff’s comment included in the September 15 Letter (the “Comment”). For the Staff’s convenience, the Comment has been reproduced below.

We have reviewed your counsel’s September 11, 2008 letter regarding the above-captioned matter and responses to our comment from a letter dated August 15, 2008. More specifically, we note your response relating to the issuance of 100,000 shares of common stock issuable upon certain events of default related to the issuance and registration of common stock underlying your outstanding warrants and referred to as “Failure Payment Shares.” However, we continue to believe that it is inappropriate to register those 100,000 shares because we do not believe those shares are currently outstanding. Therefore, please remove those shares from the registration statement.

We respectfully advise the Staff that we are transmitting for filing the Amendment to remove the Failure Payment Shares (as defined in the Comment) for resale under the Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission

September 26, 2008

Page Two

In addition, as we indicated in our Letter to the Commission, dated September 11, 2008, we are also transmitting for filing the Amendment to remove the 8,891,776 shares of common stock issuable at the Company’s option to pay down borrowed funds pursuant to a facility agreement entered into in June 2008 between the Company and the selling stockholders named in the Registration Statement.

Please do not hesitate to contact me at (650) 843-5248 if you have any questions or would like any additional information regarding this matter.

Best regards,

/s/ Rebecca Peters

Rebecca Peters

cc:    James B. Bucher, Esq., Exelixis, Inc.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM